Securities and Exchange Commission

Washington, D.C. 20549

Rule 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

Henderson Citizens Bancshares, Inc.

(NAME OF ISSUER)

(Amendment No. 1)

Henderson Citizens Bancshares, Inc.

HCB Merger Corp.

David R. Alford

E. Landon Alford

R. M. Ballenger

Kenneth R. Black

Stayton M. Bonner, Jr.

David J. Burks

Billy Crawford

Sheila Gresham

James M. Kangerga

J. Mark Mann

Milton S. McGee, Jr.

Charles Richardson

Nelwyn Richardson

Jeff Scribner

Rebecca G. Tanner

Tony Wooster

William E. Wylie

(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $5.00 PAR VALUE

(Title of Class of Securities)

42474A 10 6

(CUSIP Number of Class of Securities)

Milton S. McGee, Jr.

President and Chief Executive Officer

Henderson Citizens Bancshares, Inc.

201 West Main Street, P.O. Box 1009

Henderson, Texas 75653

(903) 657-8521

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

Charles E. Greef, Esq.

Brian R. Marek, Esq.

Jenkens & Gilchrist, a Professional Corporation

1445 Ross Avenue, Suite 3200

Dallas, Texas 75202-2799

(214) 855-4500

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction  ☐

Calculation of Filing Fee

Transaction Valuation(*)	Amount of Filing Fee
3,000,000	$242.70

(*)The filing fee was determined based upon the product of (a) the estimated 93,750 shares of common stock proposed to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates and (b) the merger consideration of $32.00 per share of common stock (the “Total Consideration”).

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$240.70
Form or Registration No.:	Schedule 13E-3
Filing Party:	Henderson Citizens Bancshares, Inc.
Date Filed:	May 8, 2003

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission (the “Commission”) on May 8, 2003 by Henderson Citizens Bancshares, Inc., a Texas corporation and registered bank holding company (the “Company”), and HCB Merger Corp., a newly-formed, wholly-owned subsidiary of the Company (the “merger subsidiary”), David R. Alford, E. Landon Alford, R. M. Ballenger, Kenneth R. Black, Stayton M. Bonner, Jr., David J. Burks, Billy Crawford, Sheila Gresham, James M. Kangerga, J. Mark Mann, Milton S. McGee, Jr., Charles Richardson, Nelwyn Richardson, Jeff Scribner, Rebecca G. Tanner, Tony Wooster and William E. Wylie in connection with the proposed merger (the “merger”) of merger subsidiary with and into the Company, with the Company being the surviving corporation to the merger. The merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of February 23, 2003 (the “merger agreement”), between the Company and merger subsidiary, as it may be amended from time to time.

Subject to the terms of the merger agreement, (i) each share of the Company’s common stock, par value $5.00 per share (“Company stock”), held of record by a shareholder who owns, as of the effective date of the merger, fewer than 500 shares of Company stock, will be converted into the right to receive $32.00 in cash from the Company, and (ii) each share of the Company stock held of record by a shareholder who owns, as of the effective date of the merger, 500 or more shares of Company stock, will not be effected by the merger and will remain a validly issued and outstanding share of Henderson Citizens stock after the merger. A copy of the merger agreement is attached as Appendix A to the preliminary proxy statement (including all annexes thereto, the “proxy statement”), which is attached hereto as Exhibit (a)(1).

The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.

All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The information contained in the sections entitled “Summary Term Sheet – The Parties” and “The Parties – Security Ownership of Management” in the proxy statement is incorporated herein by reference.

(b) Not applicable.

(c) The information set forth in the proxy statement under “The Parties – Directors and Executive Officers of Henderson Citizens” is incorporated herein by reference.

During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Each executive officer and director of the Company is a citizen of the United States of America.

ITEM 13. FINANCIAL STATEMENTS.

(a)(1) The audited financial statements are included with and incorporated in the proxy statement from the Company’s Annual Report on Form 10-K for the year ended December 31, 2002. The information in the proxy statement referred to in “Documents Incorporated by Reference” and “Where You Can Find More Information” is incorporated herein by reference.

(2) The unaudited financial statements are included with and incorporated in the proxy statement from the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003. The information in the proxy statement referred to in “Documents Incorporated by Reference” and “Where You Can Find More Information” is incorporated herein by reference.

(3) The Company does not calculate a ratio of earnings to fixed charges in its regularly prepared financial statements.

(b) The information set forth in the proxy statement under “Summary Financial Information – Summary Unaudited Pro Forma Financial Information of Henderson Citizens” and “Pro Forma Financial Information” is incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

(a)(i) Amendment No. 1 to Preliminary Proxy Statement of the Company, including all appendices thereto, as attached hereto and incorporated by reference herein.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned does hereby certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2003

HENDERSON CITIZENS BANCSHARES, INC.

/s/ Milton S. McGee, Jr.
By:	Milton S. McGee, Jr., President and CEO

HCB MERGER CORP.

/s/ Milton S. McGee, Jr.
By:	Milton S. McGee, Jr., President and CEO

POWER OF ATTORNEY

This Amendment No. 1 to Schedule 13E-3 has been signed below by the following persons as Filings Persons and on the date indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints Milton S. McGee, Jr., as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Schedule 13E-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Date

/s/ David R. Alford David R. Alford	June 18, 2003

/s/ E. Landon Alford E. Landon Alford	June 18, 2003

/s/ R. M. Ballenger R. M. Ballenger	June 18, 2003

/s/ Kenneth R. Black Kenneth R. Black	June 18, 2003

/s/ Stayton M. Bonner, Jr. Stayton M. Bonner, Jr.	June 18, 2003

/s/ David J. Burks David J. Burks	June 18, 2003

/s/ Billy Crawford Billy Crawford	June 18, 2003

/s/ Sheila Gresham Sheila Gresham	June 17, 2003

/s/ James M. Kangerga James M. Kangerga	June 18, 2003

/s/ J. Mark Mann J. Mark Mann	June 18, 2003

/s/ Milton S. McGee, Jr. Milton S. McGee, Jr.	June 18, 2003

/s/ Charles H. Richardson Charles H. Richardson	June 18, 2003

/s/ Nelwyn Richardson Nelwyn Richardson	June 18, 2003

/s/ Jeff Scribner Jeff Scribner	June 18, 2003

/s/ Rebecca G. Tanner Rebecca G. Tanner	June 18, 2003

/s/ Tony Wooster Tony Wooster	June 18, 2003

/s/ William E. Wylie William E. Wylie	June 18, 2003

EXHIBIT INDEX

Exhibit Number	Description

(a)(i)	Amendment No. 1 to Preliminary Proxy Statement of the Company, including all appendices thereto, as attached hereto and incorporated by reference herein.

(a)(ii)	Form of Proxy.*

(a)(iii)	Letter to Shareholders, dated February 21, 2003, and Related Press Release issued by the Company on February 23, 2003.*

(b)	Commercial Variable Rate Revolving Note, dated May 1, 2003, that Henderson Citizens Delaware Bancshares, Inc. entered into with TIB – The Independent BankersBank.*

(c)(i)	Form of Opinion of The Bank Advisory Group, LLC, dated , 2003 (included as Appendix B to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).

(c)(ii)	Cash Fair Evaluation of the Common Stock of Henderson Citizens Bancshares, Inc. prepared by The Bank Advisory Group, Inc., and delivered to the Company’s Board of Directors.*

(d)	Agreement and Plan of Merger, dated as of February 23, 2003, by and between the Company and merger subsidiary (included as Appendix A to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).

(e)	Articles 5.11 through 5.13 of the Texas Business Corporation Act (included as Appendix C to the Company’s Proxy Statement filed as part of the Schedule 14A included as Exhibit (a)(i) to this Schedule 13E-3).

*	Previously filed.